UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2) 1

Palatin Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

696077304

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

_________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 696077304	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments, L.P. 04-3428180
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 347,606
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 347,606
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,606
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

Page  2  of  17  Pages

CUSIP No. 696077304	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Companion Fund, L.P. 04-3428725
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 4,507
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 4,507
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,507
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

Page  3  of  17  Pages

CUSIP No. 696077304	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments II, L.P. 22-3764772
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 859,595
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 859,595
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 859,595
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

Page  4  of  17  Pages

CUSIP No. 696077304	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments II Advisors Fund, L.P. 22-3784567
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 20,687
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 20,687
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,687
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.		TYPE OF REPORTING PERSON** PN
** SEE INSTRUCTIONS BEFORE FILLING OUT

Page  5  of  17  Pages

CUSIP No. 696077304	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates LLC 04-3428185
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 352,113
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 352,113
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,113
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%
12.		TYPE OF REPORTING PERSON** OO*
** SEE INSTRUCTIONS BEFORE FILLING OUT

Page  6  of  17  Pages

CUSIP No. 696077304	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates II LLC 22-3764735
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 880,282
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 880,282
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 880,282
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

Page  7  of  17  Pages

CUSIP No. 696077304	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay Moorin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 1,232,395
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,232,395
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,232,395
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

Page  8  of  17  Pages

CUSIP No. 696077304	13G

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alain Schreiber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States Resident Alien
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 1,232,395
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,232,395
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,232,395
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

Page  9  of  17  Pages

CUSIP No. 696077304	13G

Item 1(a).	Name of Issuer.

Palatin Technologies, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 4C Cedarbrook Drive, Cranbury, New Jersey 08512.

Items 2(a).	Name of Person Filing.

This statement is filed on behalf of the following persons with respect to shares of commons stock of the Company and warrants to purchase shares of commons stock of the Company purchased by such persons (collectively, the “Shares”):

(i)           ProQuest Investments, L.P., a Delaware limited partnership (“Investments”), with respect to Shares beneficially owned by it;

(ii)          ProQuest Companion Fund, L.P., a Delaware limited partnership (“Companion Fund”), with respect to Shares beneficially owned by it;

(iii)         ProQuest Investments II, L.P., a Delaware limited partnership (“Investments II”), with respect to Shares beneficially owned by it;

(iv)         ProQuest Investments II Advisors Fund, L.P., a Delaware limited partnership (“Advisors Fund”), with respect to Shares beneficially owned by it;

(v)          ProQuest Associates LLC, a Delaware limited liability company (“Associates”), as General Partner of Investments and Companion Fund, with respect to Shares beneficially owned by Investments and Companion Fund;

(vi)         ProQuest Associates II LLC, a Delaware limited liability company (“Associates II”), as General Partner of Investments II and Advisors Fund, with respect to Shares beneficially owned by Investments II and Advisors Fund;

(vii)       Jay Moorin, an individual and a member of Associates and Associates II (“Moorin”), with respect to Shares beneficially owned by Investments, Companion Fund, Investments II and Advisors Fund; and

(viii)      Alain Schreiber, an individual and a member of Associates and Associates II (“Schreiber”), with respect to Shares beneficially owned by Investments, Companion Fund, Investments II and Advisors Fund.

The foregoing persons hereinafter are referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Page  10  of  17  Pages

CUSIP No. 696077304	13G

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is 90 Nassau Street, 5th Floor, Princeton, New Jersey 08542.

Item 2(c).	Citizenship.

Mr. Moorin is a United States citizen. Mr. Schreiber is a United States resident alien. Investments, Companion Fund, Investments II and Advisors Fund are Delaware limited partnerships organized under the laws of the State of Delaware. Associates and Associates II are Delaware limited liability companies organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities.

Common stock, par value $.01 per share.

Item 2(e).	CUSIP Number.

696077304.

Item 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page  11  of  17  Pages

CUSIP No. 696077304	13G

Item 4.	Ownership.

The percentages used herein and in the rest of Item 4 are calculated based upon the 71,125,612 shares issued and outstanding as of November 1, 2006 based upon the Company’s Form 10-Q for the quarterly period ended September 30, 2006. As of the close of business on December 31, 2006, the Reporting Persons owned Shares in the amounts and percentages listed below:

A.	ProQuest Investments, L.P.
(a)	Amount beneficially owned: 347,606
(b)	Percent of class: 0.5%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 347,606
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 347,606
B.	ProQuest Companion Fund, L.P.
(a)	Amount beneficially owned: 4,507
(b)	Percent of class: 0.1%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 4,507
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 4,507
C.	ProQuest Investments II, L.P.
(a)	Amount beneficially owned: 859,595
(b)	Percent of class: 1.2%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 859,595
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 859,595

Page  12  of  17  Pages

CUSIP No. 696077304	13G

D.	ProQuest Investments II Advisors Fund, L.P.
(a)	Amount beneficially owned: 20,687
(b)	Percent of class: 0.1%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 20,687
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 20,687
E.	ProQuest Associates LLC
(a)	Amount beneficially owned: 352,113
(b)	Percent of class: 0.5%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 352,113
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 352,113
F.	ProQuest Associates II LLC
(a)	Amount beneficially owned: 880,282
(b)	Percent of class: 1.2%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 880,282
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 880,282
G.	Jay Moorin
(a)	Amount beneficially owned: 1,232,395
(b)	Percent of class: 1.7%

Page  13  of  17  Pages

CUSIP No. 696077304	13G

(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 1,232,395
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 1,232,395
H.	Alain Schreiber
(a)	Amount beneficially owned: 1,232,395
(b)	Percent of class: 1.7%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 1,232,395
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 1,232,395

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the Shares which represents more than five percent of the number of outstanding shares of the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page  14  of  17  Pages

CUSIP No. 696077304	13G

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page  15  of  17  Pages

CUSIP No. 696077304	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 9, 2007
/s/ Pasquale DeAngelis

Pasquale DeAngelis, as a member of ProQuest Associates LLC and ProQuest Associates II LLC, as a member of ProQuest Associates LLC on behalf of ProQuest Investments, L.P. and ProQuest Companion Fund, L.P., and as a member of ProQuest Associates II LLC on behalf of ProQuest Investments II, L.P. and ProQuest Investments II Advisors Fund, L.P.

*
Jay Moorin, individually
*
Alain Schreiber, individually

*By:	/s/ Pasquale DeAngelis
Pasquale DeAngelis, Attorney-in-Fact Power of attorney previously filed

Page  16  of  17  Pages

CUSIP No. 696077304	13G

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement

Page  17  of  17  Pages